Main Street Technology Community B2C Health and Fitness

Takezo

Personalized functional supplements & tech for wellness and personal performance

BETAKEZO.COM

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We were looking for premium functional supplements that would suit our unique needs, and provide specific functional benefits. We also have had our DNA run and participated in the Predict Studies, and the reports showed genetic deficiencies in vitamins and minerals. We found few commercially available solutions. Thus Takezo was launched.

Reid A Block Co-founder / CEO @ Takezo

Why you may want to support us...

1. Industry partnerships including AgroPur, The Intertwine Group, Propeller Industries, Redwood, etc.
2. Team from:Men's Fitness, FabFitFun, Guthy Renker, Slalom Consulting, ESCO, and Ycombinator Startup
3. Board of Directors & Advisors from Pacific Seafood, Nike, & Kellogg's
4. $67.1B Total Addressable Market with a CAGR of 7.86%
5. Globally Personalized Nutrition & Wellness market set to reach $130B in next five years
6. Recession resilient with 65% of the unemployed taking supplements
7. Health & Wellness has been thrust into the front of consumers minds
8. Omnichannel: Direct to Consumer/Retail Partnerships including 3rd largest online sports nutrition co

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Reid A Block

Co-founder / CEO

Conceptualized, developed, and exited the nations first private off-road motorsports adventure park called Paragon Adventure Park.



Andrew Johnston

Co-founder / COO

MBA & seasoned business operator. Prior to co-founding Takezo LLC, 15 yrs. building boutique consulting practice to high-growth/closely held companies. Finance and supply chain acumen honed from 12 yrs. with Exxon, Agrium, Esco and Deloitte.



Patrick Connors

Co-founder / CRO

Turned around Men's Health to a lifestyle focus, and helped build FabFitFun's sales and marketing team.



Kim Terry

Co-founder / CIO

CIO at Guthy Renker, and helped stand up OceanX.

Takezo Overview (DRAFT)

Takezo is dedicated to your comprehensive wellness and personal performance.

We offer personalized & ready-made premium supplements, designed to help you function at your best.

To help you achieve your mission, we provide personal performance technology, and the support of a like minded Tribe.

Our mantra is "For you – By Us"

Our Mission: To be the most effective, inspirational, and trusted personal performance brand in the world.


MISSION
To be the most effective, inspirational, & trusted personal performance brand in the world.
INTEGRATED TAILORED FUNCTIONAL
FIT
WE CUSTOM FIT CLOTHING, SKI BOOTS, GOLF CLUBS, BICYCLES, NIKE'S, FURNITURE, HOMES, CARS, BOATS, GLASSES, ETC...
WHY NOT OUR NUTRITION?

Why did Takezo start?

Through the shared experiences of our founders personal and professional lives, we found significant opportunities in the personal performance & wellness category, including personalized (ready to eat) daily supplements, premium functional drink mixes, DNA reporting, and personal performance technology.


LEADERSHIP TEAM
EXTRAORDINARY TEAM OF TALENTED OPERATORS WITH CURRENT & RELEVANT STARTUP, SCALEUP, TO ENTERPRISE EXPERIENCE
CO-FOUNDER | LEADERSHIP | BOD ATTRIBUTES
REID A BLOCK
CO-FOUNDER | CEO
ANDY JOHNSTON
CO-FOUNDER | COO
PATRICK CONNORS
CO-FOUNDER | CHIEF REVENUE OFFICER
KIM TERRY
CO-FOUNDER | CIO
MESUT CELIK
CREATIVE | UI DIRECTOR
MICHAEL JACO
PERFORMANCE ADVISOR | TAKEZŌ ATHLETE

Our founders as athletes and executives, are always trying to find that legal personal performance edge. Our founders have had their DNA 'run' several times, participated in studies such as Predict 2. The key consensus is that we are unique, and in fact identical twins react completely different to the same foods taken at the same time.


MILLENNIALS AREN'T THE ONLY SNOWFLAKES.
TRUTH IS, WE'RE ALL UNIQUE
Hugo & Ross are identical twins but they have very different responses to food.
HUGO
ROSS
Blood sugar response to the same breakfast
Hugo & Ross participated in the PREDICT study and were happy to share their results.

We also looked for solutions that could leverage this information, to help us achieve our objectives in a personalized fashion, in an integrated fashion. What they found were some amazing tools that were spread out.


WHY NOW?
This is an opportunity to lead the Personalized Nutrition market, with a ready to eat solution.
OPPORTUNITY
Global Personalized Nutrition & Wellness Market set to reach $130B in next Five Years
GRANDVIEW RESEARCH
SOLUTION
Takezō has scalable Personalized Ready to Eat Solutions TODAY! Takezō can onboard a consumer in less than 3 minutes spent conversing with our AI Sherpa.
Team Experience Equation: Unfair Advantage = (CPG + Subscription + Omnichannel + Startup + Scaleup + Enterprise + Advanced Technology)
Pent up consumer demand. Consumers are drowning in information, with few nutritional solutions.
Over 165k apps and services that inform consumers what they should or shouldn't be consuming.
Recently $600 million has been invested in at home DNA, Microbiome, Metabolic, and other testing SYSTEMS THAT PROVIDE CUSTOMIZED NUTRITIONAL recommendations.
habit
GENETICS
EverlyWell
VIOME
Helix
ZOE

Throughout the journey the founders dug deeper into the industry and found that over $600million had recently been invested into companies providing at home DNA and Microbiome testing. From this srung up over 165k apps that can leverage the DNA files and provide a variety of services. The global personalized nutrition & wellness market are projected to reach $130billion in the next five years.

Below table is from the Council of Responsible Nutrition

Who Takes Dietary Supplements? 77 percent of U.S. adults take dietary supplements.

- 79 percent of **female adults**
- 74 percent of **male adults**
- 70 percent of **adults 18 – 34**
- 81 percent of **adults 35 – 54**
- 79 percent of **adults 55+**
- 83 percent of **adults with children under 18 in the household**
- 75 percent of **adults without children under 18 in the household**
- 81 percent of **adults employed full-time**
- 77 percent of **adults employed part-time**
- 68 percent of **adults without employment**
- 76 percent of **retired adults**
- 81 percent of **adults who are married**
- 73 percent of **adults who live in the Northeast**
- 74 percent of **adults who live in the Midwest**
- 80 percent of **adults who live in the South**
- 78 percent of **adults who live in the West**

The Takezo team targeted a large segment of the US total available supplement and functional markets, for a market size of $67.1b with an average CAGR of 7.86%. We also uncovered some interesting information from New Hope Network, that 77% of the US adult population takes supplements and an unfortunate top of mind subject where 68% of the unemployed take supplements.


TAKEZŌ TOTAL AVAILABLE MARKET
$67.1B CAGR 7.86%
HUGE MARKET OPPORTUNITY!
GLOBAL PERSONALIZED NUTRITION & WELLNESS MARKET SET TO REACH $130B IN NEXT FIVE YEARS (GRANDVIEW RESEARCH)
DIETARY SUPPLEMENTS & MEAL REPLACEMENT
$43.58N CAGR 6.1%
77% OF US POPULATION TAKES SUPPLEMENTS
FUNCTIONAL BOOSTS
$15.44BN CAGR 7.1%
眠
$2.30BN CAGR 6.5%
$3.93BN CAGR 19.6%
$1.9BN CAGR NOT KNOWN

The Takezo team began to map out what the competition in the personalized (custom) and functional supplement industry looked like, to understand the playing field, and immediately noticed room in the customized marketplace to become an industry leader, and defend the leadership position.


TAKEZŌ DIFFERENTIATION VIA PERSONALIZATION & CUSTOMIZATION IN ALL WE DO, WILL CREATE SIGNIFICANT SEPARATION FROM THE COMPETITION
SYSTEM
TAKEZō
BULLETPROOF
ONNIT
DIRTYLEMON
LIFEAID
nuun
Welle
LADDER
buddy
1 SIZE FITS ALL
PERSONALIZED
CUSTOMIZED
BODYARMOR SuperDrink
soylent
rootine
persona
RUNA
Huel
truBRAIN
vitaminlab
care/of
Red Bull
KILL CLIFF
core
COMPONENT
PHASE 1
CURRENT – MARCH 2020
PHASE 2
Q2 2020 – Q3 2021
PHASE 3
PHASE 3: Q3 2021 – Q3 2023

One of our founders (Reid) used a third party to look at his specific nutrigentics (how genes affect utilization of nutrients and bioactive compounds) considerations, which was based on his DNA obtained via 23&Me, what he found is in the below image(s).


MY PREDISPOSITION SUMMARY
MY RISKY GENES
Elevated
Trans Fats Sensitivity
Elevated
Overweight Potential
Elevated
Low Resting Metabolic Rate
Elevated
Satiety Impairment
Elevated
Bitter Taste Sensitivity
Elevated
Low Vegetable Intake
Elevated
Fat Taste Perception
Elevated
Calcium Deficiency
Elevated
Magnesium Deficiency
Elevated
Phosphorus Deficiency
Elevated
Zinc Deficiency
Elevated
Choline Deficiency
Elevated
Vitamin A (Carotene) Deficiency
Elevated
Vitamin A (Retinol) Deficiency
Elevated
Vitamin B6 Deficiency


MY PREDISPOSITION SUMMARY
MY RISKY GENES
Elevated
Vitamin B9 Deficiency
Elevated
Vitamin B12 Deficiency
Slightly Elevated
Snacking
Slightly Elevated
Risk from Saturated Fats
Slightly Elevated
Sweet Snack Preference
Slightly Elevated
Iron Deficiency
Slightly Elevated
Coenzyme Q10 Deficiency
Slightly Elevated
Vitamin B5 Deficiency
Slightly Elevated
Lutein and Zeaxanthin Deficiency
Slightly Elevated
Lycopene Deficiency

Reid armed with this information sought out supplements that would help him fix his specific gaps in, other reports indicated that supplementing with Vitamin E could likely be harmful. His search for solutions personalized to his unique needs, didn't yield many results and the results that showed promise also came with a number of pills to swallow.


Translating Test Results Into Personal Nutritional Solutions
TAKEZŌ™ CREATING CUSTOMIZED FUNCTIONAL, MEAL REPLACEMENT, & SUPPLEMENTAL BEVERAGES FOR SUBSCRIBERS.
23andMe
GENETICS
VIOME
METABOLIC & MICROBIOME
fitbit
Reid's
Frequently Updated Customized Beverages
Functional
Meal Replacement
Daily Supplement
VITAMIN E SUPPLEMENTATION MAY BE HARMFUL
GENETIC RISK OF VITAMIN D DEFICIENCY
~25.7% POORER CONVERSION OF ALA INTO OMEGA-3 EPA

All this was happening while Takezo was answering another industry problem, and that was/is functional drinks and drink mixes that aren't loaded with sugar or have Proprietary Blends. Takezo identified three daily functions that most young adults to post-retirement face daily ENERGY, FOCUS, REST. Takezo then spent over 7 iterations of each function to get the right key ingredients and dosages to ensure the effect & flavor were right. Takezo also developed "REVIVE" to help reduce the negative effects of alcohol, and support a healthy immune system.


ENERGY
FOCUS
REST
REVIVE
MORNING & PRE-ACTIVITY
AFTERNOON & DURING ACTIVITY
HANGOVER PREVENTION AND DETOX SUPPORT
EVENING
Takezō™ Personal Performance System™
First Family Of Functional Beverages That Covers All Aspects Of The Day
Enhancing The Experiences Of The Motivated, Cerebral, & The Strong
Immediate | Medium | Long Term Proven Health Benefits
Premium, Trademarked, Botanical & Organic Ingredients
TAKEZŌ™

While the powders were being developed & being primed to be brought to market, Takezo was seeking how to bring hyper-personalization to the masses. We sought to build a system where a consumer could easily configure ready to eat or ready to mix products based on their objectives, values, and fix nutritional gaps they may think or know they have.

During these two large projects The Takezo Leadership team was built including our Board of Directors, advisors, industry partners, and comprehensive software solutions were identified and selected.


The Team in place to execute
REID A BLOCK
CEO | BOD
Vision | Mission | Values
22 yrs. Operational exp
CPG | Consulting | Technology
ANDREW JOHNSTON, MBA
COO | BOD
Finance | Operations
25 yrs. Ops./Finance
Fortune 100 | Big 4 | Closely-Held
PATRICK CONNORS
CRO
Sales | MKTG | Partnerships
15+ yrs. Revenue Gen
Large Brand Subscription | Media
KIM TERRY
CIO
Technology | Direct Brand | Membership
25+ yrs. Technology Leadership
Guthy Renker | OceanX
LYDIA CORRAN
Brand | Creative
MESUT CELIK
Web | E-commerce | Creative
CHRIS TOPOLEWSKI,ESQ
BOD
Wick Capital Partners
BRYAN EMERSON, MBA
BOD | Technology & CPG Advisor
Pacific Seafood
KAREN VAUGHN
BOD
Consumer Engagement
Retention Advisor
Nike
GREG MONTANARO
Advisor
Drexel University
GORDON KATZ, ESQ
Securities | Risk Management Advisor
PAUL FRANTZ, MBA
Marketing | VC Advisor
Ascend Partners
RICK SELTZER, MBA
CPG – Exit Advisor
AARON MARTIN
Certified Sports Nutritionist,R&D
Agropur
DAVID KAMENS
Sports Media | Marketing Advisor

All of this brings us to where we are now…


Roadmap
Equip FIT LTD Options, Focus, & DNA Reports
Daily Vitamin + Customizable Functional Modules
DNA | LAB | Microbiome | Wearable Informed Customization
Scale | Mature
Phase 1
Rapid Launch
Phase 2
Phase 3
Phase 4

The team at Takezo has been working to get us to this pivotal point in our history as an organization, and that is launching Takezo products to the general market. We are launching in four phases, with phase one offering DNA reports, limited quantity / customization Equip Fit, and Takezo Focus. From this phase 1, we plan to launch our additional Functions (ENERGY, REST, & REVIVE), expanded EQUIP FIT personalization options, a consumer facing app all for 2020, and building an online and physical tribe of like minded people supported by a tribe of mentors. The tribe platform content will be determined in collaboration with our consumers, so as to be most relevant, and of course we will attempt to personalize it for you.


TAKEZO
EQUIP
PUREE SHOT
EQUIP
Functional Vitamin Puree Shot
87 Billion Potentional Combinations
Additional ingredient & boost
options are being explored daily
ECONOMICS
PRODUCT
CUSTOM FIT EQUIP
& AVAILABLE FUNCTIONAL
MODULES
BASE PRODUCT
Three Flavor Choices:
Spiced Apple
Banana Berry
Mango
BASE INGREDIENTS:
OPTIONAL INGREDIENTS
Vitamins:
Others:
FUNCTIONAL MODULES
Nootropic
Adaptogen
Focus
Energy
Rest
Revive
Immunity
Pre / Post Natal
Vision
Cardiovascular
Anti-inflammation

On the future horizon includes exploring opportunities to customize our current functional powders, as well as a customizable nutrient dense meal replacement ready to mix powder. We will also be paying attention to the customizations our consumers make, and if we notice certain trends, we may mass produce those items, to drive costs down and consumer awareness up.


SOLUTION
ADVANCED TECHNOLOGY AND ROBOTIC ENHANCED MANUFACTURING, THAT TRANSLATES CONSUMER PREFERENCES & DATA INTO DELICIOUS AND CONVENIENT READY TO CONSUME CUSTOM FIT NUTRITIONAL SOLUTIONS
CUSTOM FIT NUTRITION IS NOW A REALITY
With a game-changing / scalable solution that automatically translates information into Custom FIT product.
FIT
BIG DATA
ARTIFICIAL INTELLIGENCE
ANALYTICS
MACHINE LEARNING
ADVANCED FOOD MANUFACTURING
ACCESSIBLE CUSTOM FIT NUTRITION PRODUCTS
UPDATES EFFORTLESSLY & AS FREQUENTLY AS OUR CONSUMERS NEED
INCREASED ADHERENCE
IMPROVED CONSUMER OUTCOMES

Our solutions include leveraging & integrations of artificial intelligence, machine learning, robotic advanced food manufacturing systems, and machine learning. These solutions while seeming complex, come naturally to many on the Takezo team. With these complexities, also comes a barrier to entry by others interested in competing directly with Takezo on all fronts.


ADVANCED TECHNOLOGY
PRODUCT
TAKEZŌ AI & ML ENGINE
Takezō utilizes Artificial Intelligence & Machine Learning, combining the latest scientific knowledge and consumer needs into their unique Custom FIT functional nutrition solution.
ADDITIONAL TAKEZŌ CONSUMER SCENARIOS
TELL TAKEZŌ WHAT'S HAPPENING, & WE WILL GIVE YOU OPTIONS TO UPDATE ALL OF YOUR TAKEZŌ FIT PRODUCTS:
TAKEZŌ CAN ALSO BE PRO-ACTIVE

Our technology solutions, are designed with easing the friction for the consumer, while minimizing the complexities internally at Takezo. An example is our bot that we trained for the convenience of the consumer. This bot takes a consumer through a 3 minute Q&A that helps us find some potential nutritional gaps we can fill, the consumer can continue to go longer and that will result in a more customized product.

Who are Takezo's target consumers, and how do you plan to reach them?

We are targeting consumers that plant flags, whether it is getting off the sofa and walking a 5 k, to a goal to win the Spartan Race Global Championships, we are there for you.


ARE
FOCUSED ON PERSONAL AND PLANETARY HEALTH
EARLY ADOPTERS AND INFLUENCERS
WILLING TO PAY A PREMIUM
MOTIVATED BY CONVENIENCE | WELLNESS
SEEK
INSPIRING BRAND STORY TELLING & BRAND LIVING
TWO WAY RELATIONSHIPS
RELEVANT CONTENT & COMMUNITIES
"BETTER FOR YOU" INGREDIENTS / ZERO SUGAR / GREAT TASTE
PERSONALIZATION & CUSTOMIZATION
ALIGNMENT WITH VISION, VALUES AND MISSION
INCLUDES 92 + MILLION (US)
ENDURANCE / ELITE ATHLETES
COMPETITIVE ATHLETES
ADVENTURE SEEKERS
WEEKEND WARRIORS
TRANSFORMED
CORPORATE WARRIORS
LOHAS
E-SPORTS
Large Target Market
TAKEZŌ

We plan on attracting and retaining our consumers with a modern 360 degree marketing plan, that will be managed in house and executed by partners in performance marketing, editorial, consumer submitted & original content, event participation / sampling / activation such as Spartan Races, and PR.


Following the Marketing Strategy of the Most Successful Direct Brands
Content builds relationships.
Relationships are built on trust.
Trust drives revenue.
SOCIAL
INFLUENCERS
EVENT SAMPLING
Takezo 360-degree Marketing & Media Approach
EARNED MEDIA/PR
CONTENT Editorial | User | Original
PAID MEDIA
TAKEZŌ


OMNI-CHANNEL STRATEGY
Takezō™ Direct
Membership & Subscriptions
Customization & Exclusive Access
Convenience, Exclusive Access & Relationships
TAKEZŌ
Takezō™ Retailers
"Grab and Go" Availability
Broaden Takezō Reach
Exclusives

We are deploying an Omnichannel Revenue Generation model, that will enable direct to consumer and retail options for the convenience of our consumers. We strive to normalize pricing across our channels, as well as provide value / products exclusive to the revenue channel. Takezo has entered into an agreement with the third largest sports nutrition e-tailers in the world, and will onboard with this customer 6 weeks after funding.


TRACTION
FIT EQUIP PRODUCT DEVELOPED & TESTED
Manufacturing and Supply Chain Secured
Packaging Supplier/Design Finalized
3 all natural fruit puree options
ONBOARDING/ENGAGEMENT/RETENTION
Interactive Bot Developed (Beta/test)
Terms negotiated with Top 3 Largest Online Sports Nutrition Retailer
11 Functional modules formulated/developed
CONSUMER TRACKING APP
400+ Data Connections
Most apps/wearables (i.e. Gym Equipment, FIT Bit, Apple Health, etc.)
Nutrition & Bio Hacking Tracker
Health Metric Tracking & Smart Recommendations
DIVERSE LEADERSHIP
Board of Directors & Industry Specialist in Place
Manufacturing / Supply Chain
Accounting/Legal/Risk Management
Omni-Channel Sales
Brand Marketing
Advanced Technology

We have made significant traction since our inception that includes, products ready to launch including DNA Trait Reports, Takezo Focus (32 serving stand up pouch)


EQUIP
TAKEZŌ
PUREE SHOT
We ship your monthly supply of Equip Shots direct to you every month.
Takezō is always here to assist you, and update your Equip Shots as you require. EVERY shipment if you'd like.
zShare


FOCUS
TAKEZŌ
Improve and Maintain Mental Performance
Citrus Mint
32 Servings
DRINK MIX
DIETARY SUPPLEMENT
NET WT. 6.77 OZ (192g)

Come join us and become a part of a team that has a winning combination:


A WINNING COMBINATION
Identified Significant Market Gap / Opportunity
Leadership Team and Co-Founders
Best In Breed Strategic Industry Partners
Superior Products & Ingredients
Management, Business Operations, & Technology
Built for The New Consumer & Workforce
Focused on Industry Playbook to Exit

Investor Q&A

− COLLAPSE ALL

What does your company do?

Takezo is dedicated to your comprehensive wellness and personal performance. We offer personalized & ready-made premium supplements, designed to help you function at your best. To help you achieve your mission, we provide personal performance technology, and the support of a like minded Tribe. Our mantra is "For you - By Us" Equip FIT has roughly 87 billion potential ingredient combinations, and hope to grow that to a few trillion. Our RTM includes Focus, Energy, Rest, & Revive

Where will your company be in 5 years?

We want to be the #1 provider of personalized nutritional solutions in the world.

Why did you choose this idea?

We were looking for premium functional supplements that would suit our unique needs, and provide specific functional benefits. We also have had our DNA run and participated in the Predict Studies, and the reports showed genetic deficiencies in vitamins and minerals. We found few commercially available solutions. Thus Takezo was launched.

How quickly can you be in the market?

Our DNA reports will be the first to release and in almost immediate fashion, in parallel with Equip FIT (with limited personalization options), our Focus product has an initial leadtime of 8-12 weeks, and can ship directly from the manufacturing plant. We have the 3rd largest sports nutrition e-retailer ready to onboard and that takes 2-4 weeks.

How far along are you?

We have spent the past 18 months building our internal capabilities and partnering with some of the leading industry service providers including The Intertwine Group, Propeller Industries, AgroPur, REDWOOD to name a few.

We have our end to supply chain, sales enabling technology, 360 marketing plans, go to market formulations, packaging, and a phenomenal leadership team, Board of Directors, and team of advisors.

I like to paint the picture of we have the jets on the runway, and are awaiting the orders from our investors to launch.